EXHIBIT 99.1

Notice of Results of 2015 Annual General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that all of the proposals submitted to Shareholder approval at its 2015 Annual General Meeting of Shareholders, held on May 5, 2015 in Rehovot, Israel, or the Meeting, were duly approved. At the Meeting, shareholders of the Company approved each of the following by requisite majorities under the Company's articles of association and the Israeli Companies Law, 5799-1999:

1.
Reelection of each of the following directors (who constitute all of our current directors, other than our external directors)  to serve as directors of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified:

(a) Mr. Martin S. Gerstel.
(b) Mr. Ziv Kop
(c) Dr. Adina Makover.
(d) Mr. Akiva Mozes.
(e) Mr. Leon Y. Recanati.
(f) Dr. Simcha Sadan.

2.	Procurement of coverage under the Company’s Directors' and Officers' Liability, or D&O, insurance policy, effective as of November 20, 2014 (the annual renewal date for our D&O insurance policy).

3.	Amendment of Section 5.1.1.4 of the Company's Officers Compensation Policy, with respect to the compensation of our directors.

4.	Approval of compensation to be paid to Mr. Martin Gerstel, the Company's Chairman of the Board of Directors.

5.
Reappointment of Kost, Forer, Gabbay & Kasierer, the Company's independent, external auditors, for the year ending December 31, 2015 and for the additional period until the Company’s next annual general meeting of shareholders, and the authorization of our board of directors to set the fees to be paid to such auditors.

6.
Approval of payment of a cash bonus in an amount of US $86,500 to Mr. Ofer Haviv, the Company's President and Chief Executive Officer, in respect of his performance for the year 2014, as determined by our Board of Directors.

7.	Approval of the grant of options to purchase 170,000 ordinary shares to Mr. Ofer Haviv, the Company's President and Chief Executive Officer.

May 6, 2015